UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s/ Longfei Zhou
Name:	Longfei Zhou
Title:	Chief Financial Officer

Date: April 14, 2015

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Announces the Receipt of a Preliminary Non-binding “Going-private” Proposal at $4.90 per ADS

Guangzhou, China, April 13, 2015 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced that its board of directors has received a preliminary non-binding proposal letter, dated April 13, 2015, from Mr. Yuqiang Deng, chairman and chief executive officer of Sungy Mobile, and Mr. Zhi Zhu, co-chief operating officer of the Company. According to the proposal letter, Mr. Deng and Mr. Zhu are interested in acquiring all of the Company’s outstanding ordinary shares that are not currently beneficially owned by them, including ordinary shares represented by the Company’s American depositary shares or “ADSs” (each representing six Class A ordinary shares of the Company), at a price of $4.90 in cash per ADS (or approximately $0.82 in cash per ordinary share). A copy of the proposal letter is attached hereto as Annex A.

Mr. Yuqiang Deng and Mr. Zhi Zhu’s proposal letter states that they intend to finance the proposed transaction with debt capital. Furthermore, the proposal letter specifies that Mr. Yuqiang Deng and Mr. Zhi Zhu’s proposal constitutes on a preliminary indication of their interest, and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. There can be no assurance that any definitive offer will be made by Mr. Yuqiang Deng, Mr. Zhi Zhu or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@gomo.com

Annex A

Proposal Letter

April 13, 2015

The Board of Directors

SUNGY MOBILE LIMITED (the “Company”)

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Dear Sirs and Madams:

We, Yuqiang Deng and Zhi Zhu (collectively, “we” or “us”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a going private transaction (the “Transaction”) described below.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of approximately 9% to the Company’s closing price on April 10, 2015, and a premium of approximately 20% to the volume-weighted average closing price during the last 30 trading days. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1	Buyer. We intend to form a transaction vehicle (“Buyer”) for the purpose of pursuing the Transaction.

2	Purchase Price. The purchase price payable will be US$4.9 per American Depositary Share (“ADSs,” each ADS representing six Class A ordinary shares of the Company) or approximately US$0.82 per ordinary share in cash, in each case other than for certain ADSs or ordinary shares held by directly or indirectly by us, who would continue to hold equity.

3	Financing. We intend to finance the Transaction with debt. We expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4	Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the Definitive Agreements.

5	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type.

6	Process. Given our involvement in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors, including an independent financial advisor, to assist it in its work.

In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already beneficially own, and that we do not intend to sell our stake in the Company to a third party.

7	Confidentiality. We are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements.

Until a confidentiality agreement is signed, any written news releases by the Company or us pertaining to the Transaction shall be reviewed and approved by the Company and ourselves prior to their release, subject to any requirements of law.

8	No Binding Commitment. This proposal letter does not constitute an offer capable of acceptance or any binding commitment with respect to a Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Deng Yuqiang

Yuqiang Deng

/s/ Zhi Zhu

Zhi Zhu